UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

As reported in a Report on Form 6-K furnished by the registrant on July 31, 2017, Ms. Jasmine Zhou previously submitted to the registrant’s board of directors her resignation as the registrant’s Chief Financial Officer.

On August 25, 2017, the registrant entered into a letter agreement with Ms. Zhou in connection with her resignation that provides, among other things, that:

•	Ms. Zhou’s resignation will take effect on August 31, 2017;

•	Ms. Zhou will serve as a consultant to the registrant from September 1, 2017 until February 28, 2018;

•	Except for certain specified provisions, Ms. Zhou’s executive employment agreement with the registrant dated as of January 1, 2015 will terminate effective August 31, 2017; and

•	Ms. Zhou will not compete with the registrant through August 31, 2018. The non-competition provisions in the letter agreement will replace the non-competition provisions of Ms. Zhou’s existing employee non-competition, non-solicitation, confidential information and work product agreement with the registrant dated as of January 1, 2015, but all other provisions of that agreement will remain in effect.

While the registrant completes the process of identifying and appointing a permanent replacement for Ms. Zhou as Chief Financial Officer, Mr. Xiaojian Hong, currently the registrant’s Chief Operating Officer, will assume the additional role of acting Chief Financial Officer effective August 31, 2017.

Exhibits.

99.1	Letter Agreement dated August 25, 2017 between the registrant and Ms. Jasmine Zhou.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Dewen Chen
Dewen Chen
Chief Executive Officer

Date: August 31, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter Agreement dated August 25, 2017 between the registrant and Ms. Jasmine Zhou.